AP 3/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

11019941

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68023

*KH 3/14

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/10** (MM/DD/YY) AND ENDING **12/31/10** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BENJAMIN F. EDWARDS & COMPANY, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 NORTH BRENTWOOD BOULEVARD, SUITE 850
(No. and street)

ST. LOUIS	**MO**	**63105**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. THOMAS H. MARTIN, JR. **314-480-1120**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

100 South Fourth Street, Suite 300	**St. Louis**	**MO**	**63102**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB number.

CM 3/9

BENJAMIN F. EDWARDS & COMPANY, INC.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

We, Benjamin F. Edwards, IV and Thomas H. Martin, Jr., affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Benjamin F. Edwards & Company, Inc. for the year ended December 31, 2010, are true and correct.

2/25/11

Signature Date

President & CEO

Title

2/25/11

Signature Date

SR VP-CFO

Title

Terri M. Frigerio

Notary Public

2/25/11

TERRI M FRIGERIO
Notary Public-Notary Seal
State of Missouri, St Louis County
Commission # 09841451
My Commission Expires Jul 23, 2013

Benjamin F. Edwards & Company, Inc.

(A Wholly Owned Subsidiary of Benjamin Edwards, Inc.)

(SEC ID: 8-68023)

Balance Sheet as of December 31, 2010,
Independent Auditors' Report, and
Supplemental Report on Internal Control

Filed in accordance with Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

BENJAMIN F. EDWARDS & COMPANY, INC.

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
Fax: +1 314 342 1100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Benjamin F. Edwards & Company, Inc.
St. Louis, Missouri

We have audited the accompanying balance sheet of Benjamin F. Edwards & Company, Inc. (the "Company") (a wholly-owned subsidiary of Benjamin Edwards, Inc.) as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Benjamin F. Edwards & Company, Inc. at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2011

BENJAMIN F. EDWARDS & COMPANY, INC.

BALANCE SHEET
AS OF DECEMBER 31, 2010

ASSETS

CASH AND CASH EQUIVALENTS	$11,113,942
CLEARING DEPOSIT	100,000
DUE FROM CLEARING FIRM	92,597
PROPERTY AND EQUIPMENT (Net of $510,069 accumulated depreciation)	3,832,623
TRANSITION BONUS RECEIVABLE	4,189,977
OTHER	1,242,181
TOTAL ASSETS	$20,571,320

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable	$ 496,562
Compensation and benefits payable	2,214,083
Deferred revenue	3,119,048
Deferred rent	1,247,957
Payable to affiliates	111,021
Total liabilities	7,188,671
STOCKHOLDER'S EQUITY:	
Common stock (par value $1 per share, 30,000 shares authorized, 100 shares issued and outstanding)	100
Paid-in capital	23,128,073
Deficit	(9,745,524)
Total stockholder's equity	13,382,649
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$20,571,320

See notes to balance sheet.

1. ORGANIZATION AND NATURE OF BUSINESS

Benjamin F. Edwards & Company, Inc. (the "Company"), is a wholly owned subsidiary of Benjamin Edwards, Inc. (the "Parent"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including riskless principal transactions, agency transactions and investment advisory businesses. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company clears on a fully-disclosed basis through Pershing, LLC ("Pershing").

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of this balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates. The most significant accounting estimate subject to change is the fair value of share-based compensation.

Cash and Cash Equivalents — Cash and cash equivalents consist of cash and highly liquid investments with original maturity dates of 90 days or less at the date of purchase. Due to the short-term nature of these financial instruments, fair value approximates their carrying value.

Property and Equipment — Property and equipment are carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives as follows: 10 years for furniture and fixtures; 5 years for information technology equipment; and the greater of the life of the lease or the life of the lease plus any renewal options up to a total of 5 years for leasehold improvements.

Transition Bonus Receivable — Financial consultants are eligible to receive an advance towards a transition bonus upon joining the firm. The financial consultant signs a promissory note, which is paid back over a 57-month period beginning 3 months after the financial consultant's start date. The notes carry an interest rate that is based on the mid-term applicable Federal Rate for the three to nine year terms, which ranged from 1.55% to 2.7% during the year ended December 31, 2010. The transition bonus receivable notes are carried at net realizable value.

Compensation and Benefits Payable — Commissions to brokers are accrued in the month they are earned and paid on the 15th of the following month. In addition, the portion of wages and benefits earned by salaried and hourly employees in the current month, but not paid until the following month, are accrued.

Deferred Rent — Landlord provided tenant improvements are recorded as leasehold improvements in property and equipment with an offset to deferred rent on the balance sheet. The deferred rent portion is amortized over the life of the lease.

Deferred Revenue — As part of the clearing agreement with Pershing, the Company received non-contingent and contingent cash incentives in the amount of $2,000,000 each, for total cash incentives of $4,000,000. In exchange for the contingent portion of the incentive, the Company agrees to pay Pershing annual minimum revenue of $400,000. The entire incentive was recorded as deferred revenue and is amortized over the life of the contract which is 7 years.

Income Taxes — The Company is included in the federal income tax return filed by the Parent. The Company uses the asset and liability method to record deferred income taxes. Accordingly, deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, using enacted tax rates. The Company records a valuation allowance to reduce deferred tax assets to the amount that will be ultimately realized by the Company. Under the Company's tax sharing arrangement with the Parent, for consolidated tax returns, tax is allocated on a separate return approach.

Recent Accounting Standards — In July 2010, the Financial Accounting Standards Board (FASB) amended the general accounting principles for *Receivables* as it relates to the disclosures about the credit quality of financing receivables and the allowance for credit losses. This amendment requires additional disclosures that provide a greater level of disaggregated information about the credit quality of financing receivables and the allowance for credit losses. It also requires the disclosure of credit quality indicators, past due information, and modifications of financing receivables. For nonpublic entities, these disclosures are effective for annual reporting periods ending on or after December 15, 2011. The Company is currently evaluating the impact this amendment will have on its balance sheet.

3. STOCK INCENTIVE PLAN

The Parent adopted a Stock Incentive Plan ("Plan") to assist in recruiting, retaining and rewarding employees, directors and consultants. The Plan allows the Parent to award stock options, stock appreciation rights and other stock-based awards, including, but not limited to, restricted stock. Two million shares have been authorized under the Plan. The Parent has entered into commitments to grant stock under the Plan. The service period and vesting requirements for each stock grant commitment is determined by a committee that is comprised of the Parent's Board of Directors and appointees of the Board of Directors. Compensation expense for these stock awards is based on the fair value of the shares to be issued which is the offering price to investors at the time of the grant. If no offering is open at the time of the grant, compensation expense would be based on the independent valuation of the Parent's stock.

The 2010 and 2009 share awards have a five-year cliff vesting period. As of December 31, 2010, the Parent has unrecognized compensation expense of $1,384,696, relating to these awards. The weighted-average period over which the unrecognized compensation expense will be recognized is 4.3 years.

4. PROPERTY AND EQUIPMENT

At December 31, 2010, property and equipment consisted of:

Leasehold improvements	$2,269,310
Information technology equipment	1,143,080
Furniture and fixtures	930,302
Total	4,342,692
Less accumulated depreciation and amortization	(510,069)
Total property and equipment — net	$3,832,623

5. INCOME TAXES

Net deferred tax assets consist of the following as of December 31, 2010:

Deferred tax assets:	
Net operating loss carryforward	$ 2,939,000
Deferred revenue	1,185,000
Intangible start-up costs	241,000
Other	69,000
	4,434,000
Less valuation allowance	(3,941,000)
Total deferred tax assets, net	493,000
Deferred tax liabilities:	
Depreciation	(401,000)
Prepaid expenses	(92,000)
Total deferred liabilities	(493,000)
Total deferred taxes, net	$ -

As of December 31, 2010, the Company recorded a valuation allowance of $3,941,000 to reduce the total net deferred tax assets to an amount that management estimates will ultimately be realized. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to reduce taxable income. The net operating loss will expire in varying amounts if not utilized before 2029 and 2030.

As of December 31, 2010, the Company did not have any unrecognized tax benefits.

The Parent's initial tax returns were filed for the period ended December 31, 2009. Such returns, if selected, could be subject to Federal and Missouri state tax examinations.

6. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year and expiring in various years through 2020. Aggregate annual rentals for office space and office equipment at December 31, 2010, are as follows:

2011	$ 1,530,563
2012	1,531,681
2013	1,547,223
2014	1,546,229
2015	1,272,082
Later years	1,518,445
Total	$ 8,946,223

The Company's customer accounts are carried by Pershing. All execution and clearing services are also performed by Pershing. The agreement between the Company and Pershing stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company.

As a securities broker and dealer, the Company is engaged in various securities trading activities. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Company. The Company manages its risk in this area through Pershing's monitoring of customer position and credit limits and collateral. Additional collateral is required from customers where appropriate.

The Company's principal transactions relate only to matched principal transactions. In matched principal transactions, the Company is interposed between buyers and sellers and the transactions. In the event of counterparty nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices, which may result in a loss to the Company. These unmatched positions are intended to be held short-term and in liquid markets. At December 31, 2010, the Company did not hold any unmatched positions.

The Company has provided a guarantee to Pershing. Under the agreement, the Company has agreed to indemnify Pershing for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, management believes the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no amounts are recorded on the balance sheet for these contingent liabilities.

In the normal course of business, there are various legal actions and proceedings pending against the Company. In management's opinion, after consultation with outside counsel, the ultimate liability, if any, resulting from these legal actions will not have a material adverse effect on the Company's financial position.

7. PAYABLE TO AFFILIATES AND RELATED PARTY TRANSACTIONS

Certain affiliates advance amounts to the Company, which are included in payable to affiliates in the balance sheet and will be subsequently reimbursed by the Company. At December 31, 2010, the balance includes a payable of $33,210 due to its Parent and a payable of $77,811 due to its affiliate, B. F. Edwards and Company, LLC, a wholly owned subsidiary of the Parent. The Payable to Parent relates to

shared-based compensation expense allocated to the Company during 2009 and the Payable to affiliate relates to the transfer of property and equipment, at book value, to the Company during 2009.

Benjamin F. Edwards IV, Chief Executive Officer of the Company, is on the Board of Directors of Cass Commercial Bank where the Company has cash on deposit in a money market demand account of $1,009,489 as of December 31, 2010. Interest received on this account is earned at the standard money market rate for Cass Commercial Bank customers.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000. The Rule also requires that equity capital may not be withdrawn or distributions paid to the Parent if the Company's net capital is less than 120% of minimum net capital or $300,000. At December 31, 2010, the Company had net capital of $4,106,240 which $3,856,240 was in excess of the minimum required. The Company has a proprietary accounts of introducing brokers and dealers agreement with Pershing which allows the Company to treat the balances with Pershing as allowable assets under SEC Rule 15c3-1.

9. SUBSEQUENT EVENTS

The Board of Directors of the Parent awarded 121,091 restricted shares at a fair value price of $11 per share as of January 1, 2011 to selected employees of the Company. The shares will cliff vest after three years.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
Fax: +1 314 342 1100
www.deloitte.com

February 28, 2011

To the Board of Directors and Stockholder of
Benjamin F. Edwards & Company, Inc.
St. Louis, Missouri

In planning and performing our audit of the financial statements of Benjamin F. Edwards & Company, Inc. (the "Company") (a wholly-owned subsidiary of Benjamin Edwards, Inc.) as of and for the year ended December 31, 2010 (on which we issued our report dated February 28, 2011, and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

Deloitte.

SEC Mail Processing Section

MAR 01 2011

Washington, DC
110

Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
Fax: +1 314 342 1100
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of Benjamin F. Edwards & Company, Inc.
1 North Brentwood Boulevard
Suite 850
St. Louis, MO 63105

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Benjamin F. Edwards & Company, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, such as a copy of the issued checks made out to SIPC, noting no differences;

2. Compared the total revenue amounts on Form X-17A-5 for the year ended December 31, 2010 with the amounts reported on Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and working papers, including general ledger reports and Company prepared schedules, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 28, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2010

(Read carefully the instructions in your Working Copy before completing this Form)

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068023 FINRA DEC
BENJAMIN F EDWARDS & COMPANY INC 18*18
1 N BRENTWOOD BLVD STE 850
SAINT LOUIS MO 63105-3925

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 15,380

B. Less payment made with SIPC-6 filed (exclude interest) (5,809)

July 30, 2010
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 9,571

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 9,571

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Benjamin F. Edwards + Co. Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25th day of February, 2011.

Senior VP - CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2010
and ending December 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 10,900,020
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	10,900,020
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	4,596,064
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	108,188
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
______________________________	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 43,935	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 36,905	
Enter the greater of line (i) or (ii)	43,935
Total deductions	4,748,187
2d. SIPC Net Operating Revenues	$ 6,151,833
2e. General Assessment @ .0025	$ 15,380
	(to page 1, line 2.A.)